06006990

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 1 2006 Wash, D.C. 160

AB 3/29/06

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SEC FILE NUMBER
~~8-65702~~

8-65702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyway Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Ashley Drive, Suite 1210
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan L. Crino (813) 318-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company LLP
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650 (Address) Tampa (City) Florida (State) 33602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bryan L. Crino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyway Advisors, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

Laura S. LeJeune
MY COMMISSION # DD212025 EXPIRES
June 22, 2007
BONDED THRU TROY FAIN INSURANCE, INC.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control required by Sec Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Skyway Advisors, LLC

Year Ended December 31, 2005
Independent Auditors' Report

Skyway Advisors, LLC

Financial Statements

Year Ended December 31, 2005

Contents

Independent Auditors' Report

The Board of Directors
Skyway Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Skyway Advisors, LLC as of December 31, 2005 and the related statements of operations, changes in members' equity, and cash flow for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyway Advisors, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 9, 2006

Skyway Advisors, LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 231,369
Marketable securities, at market value	94,980
Advance to member	40,000
Furniture and equipment, net of accumulated depreciation	14,368
Other assets	30,569
	$ 411,286
Liabilities and Members' Equity	
Accounts payable, trade	$ 1,952
Members' equity	409,334
	$ 411,286

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Operations

Year Ended December 31, 2005

Revenues from investment banking activities:	
Success fees	$ 827,500
Retainers	83,826
Other	8,709
	920,035
Expenses:	
Consulting fees	95,879
Licenses and permits	3,486
Travel and marketing	22,310
Occupancy and equipment	30,674
Telephone and internet	12,664
Other	25,174
	190,187
Net income	$ 729,848

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2005

Balance, December 31, 2004	$ 169,346
Net income	729,848
Distributions to members	(489,860)
Balance, December 31, 2005	$ 409,334

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2005

Operating activities	
Net income	$ 729,848
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	14,193
(Increase) decrease in:	
Marketable securities, at market value	(94,980)
Accounts receivable	63,614
Other assets	(26,263)
Increase in accounts payable, trade	1,624
Total adjustments	(41,812)
Net cash provided by operating activities	688,036
Investing activities	
Acquisition of furniture and equipment	(7,980)
Financing activities	
Advance to member	(40,000)
Distributions to members	(489,860)
Net cash used by financing activities	(529,860)
Net increase in cash and cash equivalents	150,196
Cash, beginning of year	81,173
Cash, end of year	$ 231,369

The accompanying notes are an integral part of the financial statements.

1. Background Information

Skyway Advisors, LLC was organized as Skyway Capital, LLC in 2002. It changed its name to Skyway Capital Partners, LLC in 2002 and then changed its name to Skyway Advisors, LLC (the "Company") in 2003. During April 2003, the Company registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company was formed to provide several classes of services including investment banking, private equity, debt financing, and financial advisory services. The Company operates in numerous selected states across the country. The corporate headquarters is located in Tampa, Florida.

2. Significant Accounting Policies

The significant accounting policies followed are:

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. At December 31, 2005, the Company's uninsured cash balances totaled approximately $84,000.

The Company's trading securities are bought, received, and held principally for the purpose of investments. These proprietary securities are recorded at fair value on the balance sheet with the change in fair value during the period included in earnings. The fair values are based on quoted market prices. The marketable securities owned consist of government and municipal bonds valued at $94,980 at December 31, 2005.

Investment banking revenues consist of fees earned from providing mergers and acquisitions, financial restructuring, and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Retainer fees are recognized on a pro rata basis over the initial term of the agreement. Consulting fees are recognized as the services are provided.

2. Significant Accounting Policies (continued)

Accounts receivable consist primarily of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2005.

Furniture and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. For income tax purposes, the Company uses accelerated methods of depreciation for certain matters. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

The Company is treated as a partnership for income tax purposes. As a result, the members will report the entire taxable income on their individual income tax returns. Therefore, no provision for income taxes has been made to these financial statements.

3. Marketable Securities

All marketable securities are highly liquid and considered available for sale. Cost and fair value of marketable securities at December 31, 2005 are as follows:

Government bonds	$ 44,980
Municipal bonds	50,000
	$ 94,980

4. Furniture and Equipment

Furniture and equipment consist of:

Furniture	$ 16,186
Telephone equipment	5,188
Computer hardware	22,974
Computer software	1,273
	45,621
Accumulated depreciation	(31,253)
	$ 14,368

5. Related Party

During the year, an advance of $40,000 was made to a member. The amount represents an advance of the member's normally scheduled distribution. The advance is non-interest bearing and repayable on demand.

As mentioned, the Company reports as a partnership. In lieu of salaries, the members receive distributions proportionate to their ownership percentage.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

6. Commitments

The future minimum rental payments required under operating leases that have an initial or remaining non-cancelable lease term in excess of one year as of December 31, 2005 amounts to $24,144.

Rent expense amounted to approximately $23,701 for the year ended December 31, 2005.

7. Economic Dependency - Major Customers

For the year ended December 31, 2005, investment banking and other revenues from one customer amounted to $697,500, or 77 percent of total revenues for the year ended December 31, 2005.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2005, the Company had net capital of $320,222, which was $315,222 in excess of its required net capital of $5,000. The Company's net capital ratio was 0-to-1.

Supplementary Information

Skyway Advisors, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Schedule I

Net capital		
Total members' equity		$ 409,334
Total capital and allowable borrowings		409,334
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ -	
Furniture and equipment, net of accumulated depreciation	14,368	
Other assets	70,569	84,937
Net capital before haircuts on security positions		324,397
Haircuts on security positions		4,175
Net capital		$ 320,222
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, trade		$ 1,952
Computation of basic net capital requirement		
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)		$ 130
Minimum net capital required of reporting broker or dealer		$ 5,000
Net capital required (greater of above)		$ 5,000
Excess capital		$ 315,222
Ratio: Aggregated indebtedness to net capital		0.01 to 1.00

No material differences were noted from the Company's computation; therefore, reconciliation is not considered necessary.

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Skyway Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Skyway Advisors, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Reconciliation of differences required by SEC Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 9, 2006